Exhibit 99.2

SPOTIFY TECHNOLOGY S.A. 42-44, AVENUE DE LA GARE L-1610 LUXEMBOURG GRAND DUCHY OF LUXEMBOURG
VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on January 7, 2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.
ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.
VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on January 7, 2020. Have your proxy card in hand when you call and then follow the instructions.
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
E86669-S93216 KEEP THIS PORTION FOR YOUR RECORDS
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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

SPOTIFY TECHNOLOGY S.A.

The Board of Directors recommends you vote FOR proposal 1.				For	Against	Abstain
1.		Elect Barry McCarthy as a member (B Director) of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2019.		☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:

The Notice and Proxy Statement is available at www.proxyvote.com.

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E86670-S93216

SPOTIFY TECHNOLOGY S.A.
Extraordinary General Meeting
January 8, 2020 4:00 PM (Luxembourg Time)
This proxy is solicited by the Board of Directors

The holder(s) hereby appoint(s) Mr. Guy Harles and Mr. Alexandre Gobert, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares and/or beneficiary certificates of SPOTIFY TECHNOLOGY S.A. that the holder(s) is/are entitled to vote at the Extraordinary General Meeting to be held at 4:00 PM (Luxembourg Time), on January 8, 2020, at the Arendt House, 41A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.
Continued and to be signed on reverse side